UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-39240

GFL Environmental Inc.

(Translation of registrant’s name into English)

100 New Park Place, Suite 500

Vaughan, Ontario, Canada L4K 0H9

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                        Form 40-F ☐

Indicate by check mark if the registrant  is  submitting  the  Form 6-K  in  paper  as  permitted  by  Regulation S-T  Rule 101(b)(1): ☐

Indicate by check mark if the  registrant  is  submitting  the  Form 6-K  in  paper  as  permitted  by  Regulation S-T  Rule 101(b)(7): ☐

EXHIBIT INDEX

The following exhibits are furnished as part of this Current Report on Form 6-K.

Exhibit Number	Description
3.1	Articles of Amendment

10.1	Registration Rights Agreement, dated October 1, by and among GFL Environmental Inc., BCEC-GFL Holdings (Guernsey) L.P., OTPP Environmental Services Trust, Magny Cours Investment Pte Ltd., Sejosa Holdings Inc., Moreno Street District Lending Fund, L.P., HPS VG Co-Investment Fund, L.P., HN Co-Investment Fund, L.P., Galaxy III Co-Invest, L.P., Mezzanine Partners III, L.P., AP Mezzanine Partners III, L.P., MP III Offshore Mezzanine Investments, L.P., MP 2019 Onshore Mezzanine Master, L.P., MP 2019 AP Mezzanine Master, L.P., MP 2019 Mezzanine Master, L.P., Wrangler Co- Invest, L.P., Moreno Street Direct Lending Fund, L.P., MP III Offshore Equity Investments, L.P, SAL Trust Holdings LLC and Poole Private Capital, LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GFL Environmental Inc.

	By:	/s/ Mindy Gilbert
	Name:	Mindy Gilbert
	Title:	Executive Vice President and General Counsel
Date: October 2, 2020

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